Exhibit 99.1

Bright Scholar Announces Unaudited Financial Results for the Second Fiscal Quarter of FY2020

Revenue Increased by 72.4% for the Quarter and 70.5% for 1st Half

Net Income Increased by 683.0% for the Quarter and 49.7% for 1st Half

Adjusted EBITDA Increased by 209.4% for the Quarter and 89.3% for 1st Half

FOSHAN, April 28, 2020 (PR Newswire)—Bright Scholar Education Holdings Limited (“Bright Scholar,” the “Company,” “we” or “our”) (NYSE: BEDU), a global premier education service company, today announced its unaudited financial results for the second fiscal quarter ended February 29, 2020.

Second Fiscal Quarter Ended February 29, 2020 Financial Highlights

(in comparison to the same period of the last fiscal year):

RMB in million Except EPS and %	Second Fiscal Quarter Ended February 29, 2020	Second Fiscal Quarter Ended February 28, 2019	YoY % Change
Revenue	877.0	508.8	72.4%
Gross Profit	306.5	150.3	104.0%
Gross Margin	35.0%	29.5%	5.5%
Operating Income/(loss)	76.2	(4.1)	1,969.3%
Operating Margin	8.7%	(0.8)%	9.5%
Net Income	40.5	5.2	683.0%
Net Margin	4.6%	1.0%	3.6%

Adjusted Gross Profit (1)	317.5	155.2	104.6%
Adjusted Gross Margin (1)	36.2%	30.5%	5.7%
Adjusted Operating Income (2)	97.4	22.8	327.7%
Adjusted Operating Margin (2)	11.1%	4.5%	6.6%
Adjusted Net Income (3)	61.7	32.0	92.7%
Adjusted Net Margin (3)	7.0%	6.3%	0.7%
Adjusted EBITDA (4)	152.5	49.3	209.4%
Adjusted EBITDA Margin (4)	17.4%	9.7%	7.7%

Basic and Diluted Earnings per Share	0.39	0.03	1,200.0%
Adjusted Basic and Diluted Earnings per Share (5)	0.56	0.25	124.0%

Six Months Ended February 29, 2020 Financial Highlights

(in comparison to the same period of the last fiscal year):

RMB in million Except EPS and %	Six Months Ended February 29, 2020	Six Months Ended February 28, 2019	YoY % Change
Revenue	1,975.0	1,158.6	70.5%
Gross Profit	780.3	446.8	74.6%
Gross Margin	39.5%	38.6%	0.9%
Operating Income	343.5	178.1	92.8%
Operating Margin	17.4%	15.4%	2.0%
Net Income	244.8	163.5	49.7%
Net Margin	12.4%	14.1%	(1.7)%

Adjusted Gross Profit (1)	802.3	454.5	76.5%
Adjusted Gross Margin (1)	40.6%	39.2%	1.4%
Adjusted Operating Income (2)	385.7	214.2	80.1%
Adjusted Operating Margin (2)	19.5%	18.5%	1.0%
Adjusted Net Income (3)	287.1	199.6	43.9%
Adjusted Net Margin (3)	14.5%	17.2%	(2.7)%
Adjusted EBITDA (4)	505.0	266.7	89.3%
Adjusted EBITDA Margin (4)	25.6%	23.0%	2.6%

Basic Earnings per Share	1.98	1.26	57.1%
Diluted Earnings per Share	1.97	1.26	56.3%
Adjusted Basic and Diluted Earnings per Share (5)	2.33	1.55	50.3%

(1)         Adjusted gross profit/(loss) is defined as gross profit/(loss) excluding amortization of intangible assets. Adjusted gross margin is defined as adjusted gross profit/(loss) divided by revenue.

(2)         Adjusted operating income/(loss) is defined as operating income/(loss) excluding share-based compensation expense and amortization of intangible assets. Adjusted operating margin is defined as adjusted operating income/(loss) divided by revenue.

(3)         Adjusted net income/(loss) is defined as net income/(loss) excluding share-based compensation expense and amortization of intangible assets. Adjusted net margin is defined as adjusted net income/(loss) divided by revenue.

(4)         Adjusted EBITDA is defined as net income/(loss) excluding interest income, net; income tax expense/benefit; depreciation and amortization, and share-based compensation expense. Adjusted EBITDA margin is defined as adjusted EBITDA divided by revenue.

(5)         Adjusted basic and diluted earnings per share is defined as adjusted net income/(loss) attributable to ordinary shareholders (net income/(loss) to ordinary shareholders excluding share-based compensation expense and amortization of intangible assets) divided by the weighted average number of basic and diluted ordinary shares or American depositary shares (each an “ADS”), each representing one Class A ordinary share of the Company, on an as-converted basis.

For more information on these adjusted financial measures, please see the section captioned under “Non-GAAP Financial Measures” and the tables captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this release.

BUSINESS PERFORMANCE HIGHLIGHTS

(in comparison to the same period of the last fiscal year)

Domestic K-12 Schools

The domestic K-12 schools comprise our international schools, bilingual schools and kindergartens in China.

•                  The average number of students increased by 17.1% and 17.3% with average tuition and fees increased by 4.1% and 3.6% for the second fiscal quarter and the six-month period, respectively.

•                  Revenue increased by 21.5% and 21.6% and, accounted for 51.1% and 56.5% of total revenue for the second fiscal quarter and six-month period, respectively.

•                  For the second fiscal quarter, gross margin increased from 24.2% to 32.4%, and operating margin increased from 5.8% to 17.6%. For the six-month period, gross margin increased from 38.5% to 42.1%, and operating margin increased from 23.2% to 29.5%.

Overseas Schools

The overseas schools comprise our overseas schools such as Bournemouth, St. Michael’s, Bosworth and CATS.

•                  The average number of students was 3,300 for the second fiscal quarter and 3,260 for the six-month period.

•                  Revenue amounted to RMB297.2 million and accounted for 33.9% of total revenue for the second fiscal quarter. For the six-month period, revenue amounted to RMB556.4 million and accounted for 28.2% of total revenue for the same period.

•                  For the second fiscal quarter, gross margin was 45.4% and operating margin was 18.0%. For the six-month period, gross margin was 39.2% and operating margin was 11.2%.

Complementary Education Services

The complementary education services comprise language training, overseas study counselling, career counselling, study tours and camps and others.

•                  Revenue increased by 6.4% and 34.6% and, accounted for 15.0% and 15.3% of total revenue, for the second fiscal quarter and six-month period, respectively.

•                  For the second fiscal quarter, gross margin was 20.1% compared to 47.4%, and operating margin was (9.1%) compared to 32.1%.  For the six-month period, gross margin was 30.5% compared to 40.7%, and operating margin was 8.5% compared to 24.7%.

“Following a strong start in our 1st fiscal quarter, we have delivered even better performance during the 2nd fiscal quarter,” said Derek Feng, Chief Executive Officer of Bright Scholar. “Compared to the 2nd quarter of last fiscal year, the revenue grew by 72.4% year-over-year, the gross profit, net income and adjusted EBITDA increased by 104.0%, 683.0% and 209.4% year-over-year, respectively.”

“Driven by the operating initiatives started last fiscal year, the revenue, gross profit, net income and adjusted EBITDA for the 1st half of this fiscal year increased by 70.5%, 74.6%, 49.7% and 89.3% year-over-year, respectively. In particular, the domestic K-12 segment delivered remarkable margin improvements.

During the 1st half of this fiscal year, its adjusted gross margin and adjusted EBITDA margin increased by 4.2 and 7.2 percentage points year-over-year, respectively. In addition, the adjusted unallocated corporate expenses, which are mainly from our headquarter, in the 2nd quarter and 1st half of this fiscal year decreased by 9.4% and 16.2% respectively, despite of the increasing business scale and complexity.”

“Meanwhile, we have made significant progress on key strategic initiatives to drive organic growth and achieve synergies with acquired businesses. Fettes College Guangzhou, an ultra-elite international school, is on schedule to open this coming fall. Our Online Merge Offline (“OMO”) initiative was accelerated shortly after the outbreak of COVID-19 virus. The shared services center aimed to provide central operational support function in UK is on schedule to be in operations by this summer.”

“Our deep collaboration with Country Garden has always been crucial to the expansion of our school network. As of the release date, we have entered into agreements with Country Garden to operate a total of 53 kindergartens and 7 schools with a total capacity of approximately 30,000 students.”

“The academic accomplishments of our students are the shinning stars of Bright Scholar,” Mr. Feng continued. “As of the April 2, 2020, 92.1% of students(6) in 2020 graduating class of our international schools in China have received offers from the global top 50 institutions including 3 offers from Oxford, 3 offers from Cambridge, 4 offers from University of Chicago and 9 offers from UC Berkeley.”

“The outbreak of COVID-19 has significantly impacted and continue to impact China and many other parts of the world. Our business are subject to the impact and risks brought by the COVID-19 outbreak. Based on our evaluation of the impact from COVID-19 to date, we expect our FY2020 revenue to be between RMB3.37-3.47 billion, representing a 31%-35% increase compared to FY2019. Meanwhile, we are taking aggressive cost containment actions possible to minimize the impact from lowered revenue growth and expect to achieve our targeted margin for the group of this fiscal year.”

Mr. Feng concluded, “I am confident that our operational strength, healthy balance sheet and world-class teams will lead Bright Scholar to deal with the current challenges and emerge stronger. We have vigorous action plans in place to minimize risk of infection in our school premises as schools gradually re-open in China, minimize the disruption to our global operations and pursue innovative opportunities in challenging environment. We look forward to building upon the momentum during the 1st half of FY2020 once the global environment begins to normalize and accelerating our growth for the long term.”

(6)         Students in our Advance Placement Program (AP), Diploma Program (DP), or A-Level Program.

UNAUDITED FINANCIAL RESULTS FOR THE SECOND FISCAL QUARTER ENDED FEBRUARY 29, 2020

Revenue

	Second Fiscal Quarter Ended February 29, 2020		Second Fiscal Quarter Ended February 28, 2019		YoY
Revenue	(RMB in million)	(% of Total Revenue)	(RMB in million)	(% of Total Revenue)	% Change
Domestic K-12 Schools	447.5	51.1%	368.4	72.5%	21.5%
International Schools	178.6	20.4%	146.3	28.8%	22.1%
Bilingual Schools	157.9	18.0%	130.6	25.7%	20.9%
Kindergartens	111.0	12.7%	91.5	18.0%	21.3%
Overseas Schools	297.2	33.9%	16.1	3.2%	1,743.4%
Complementary Education	132.3	15.0%	124.3	24.3%	6.4%
Total	877.0	100.0%	508.8	100.0%	72.4%

Revenue for the quarter was RMB877.0 million, representing a 72.4% increase from RMB508.8 million for the same period of the last fiscal year.

Cost of Revenue

Cost of revenue for the quarter was RMB570.5 million, representing a 59.1% increase from RMB358.5 million for the same period of the last fiscal year.

Gross Profit, Gross Margin and Adjusted Gross Profit

	Second Fiscal Quarter Ended February 29, 2020		Second Fiscal Quarter Ended February 28, 2019		YoY
Gross Profit	(RMB in million)	(Margin %)	(RMB in million)	(Margin %)	% Change
Domestic K-12 Schools	144.8	32.4%	89.1	24.2%	62.5%
International Schools	53.5	30.0%	34.9	23.9%	53.4%
Bilingual Schools	54.5	34.5%	30.0	23.0%	81.7%
Kindergartens	36.8	33.1%	24.2	26.5%	51.7%
Overseas Schools	135.0	45.4%	2.1	13.2%	6,223.7%
Complementary Education	26.7	20.1%	59.1	47.4%	(54.8)%
Total	306.5	35.0%	150.3	29.5%	104.0%

Gross profit for the quarter was RMB306.5 million, representing a 104.0% increase from RMB150.3 million for the same period of the last fiscal year. Gross margin was 35.0% for the quarter, as compared to 29.5% for the same period of the last fiscal year.

Adjusted gross profit for the quarter was RMB317.5 million, representing a 104.6% increase from RMB155.2 million for the same period of the last fiscal year. Adjusted gross margin was 36.2% for the quarter, as compared to 30.5% for the same period of the last fiscal year.

Selling, General and Administrative Expenses and Adjusted SG&A Expenses (7)

	Second Fiscal Quarter Ended February 29, 2020		Second Fiscal Quarter Ended February 28, 2019
SG&A Expenses	(RMB in million)	(% of Total Revenue)	(RMB in million)	(% of Total Revenue)	YoY % Change
Domestic K-12 Schools	67.5	7.7%	71.0	14.0%	(4.9)%
International Schools	19.0	2.2%	24.9	4.9%	(23.9)%
Bilingual Schools	27.3	3.1%	26.3	5.2%	3.8%
Kindergartens	21.2	2.4%	19.8	3.9%	7.4%
Overseas Schools	81.5	9.3%	3.2	0.6%	2,417.2%
Complementary Education	38.5	4.4%	25.6	5.0%	50.6%
Unallocated Corporate Expenses (8)	44.8	5.1%	58.5	11.5%	(23.4)%
Total	232.3	26.5%	158.3	31.1%	46.8%

	Second Fiscal Quarter Ended February 29, 2020		Second Fiscal Quarter Ended February 28, 2019
Adj. SG&A Expenses (7)	(RMB in million)	(% of Total Revenue)	(RMB in million)	(% of Total Revenue)	YoY % Change
Domestic K-12 Schools	66.1	7.5%	68.5	13.5%	(3.6)%
International Schools	18.7	2.1%	24.5	4.8%	(23.8)%
Bilingual Schools	26.7	3.0%	25.3	5.0%	5.3%
Kindergartens	20.7	2.4%	18.7	3.7%	10.6%
Overseas Schools	81.5	9.3%	3.2	0.6%	2,417.2%
Complementary Education	38.2	4.4%	24.7	4.8%	55.6%
Unallocated Corporate Expenses (9)	36.2	4.1%	40.0	7.9%	(9.4)%
Total	222.0	25.3%	136.4	26.8%	62.8%

(7)         Adjusted SG&A expenses is defined as selling, general and administrative expenses excluding share-based compensation expense.

(8)         Unallocated corporate expenses are mainly from headquarter, including staff cost, share-based compensation expense and other office expenses.

(9)         Adjusted unallocated corporate expenses is defined as unallocated corporate expenses excluding share-based compensation expense.

Total SG&A expenses for the quarter were RMB232.3 million, representing a 46.8% increase from RMB158.3 million for the same period of the last fiscal year. Adjusted SG&A expenses for the quarter were RMB222.0 million, representing a 62.8% increase from RMB136.4 million for the same period of the last fiscal year.

Operating Income, Operating Income Margin and Adjusted Operating Income

	Second Fiscal Quarter Ended February 29, 2020		Second Fiscal Quarter Ended February 28, 2019		YoY
Operating Income	(RMB in million)	(Margin %)	(RMB in million)	(Margin %)	% Change
Domestic K-12 Schools	78.5	17.6%	21.4	5.8%	267.0%
International Schools	34.7	19.4%	11.7	8.0%	195.8%
Bilingual Schools	27.4	17.4%	4.2	3.2%	554.6%
Kindergartens	16.4	14.8%	5.5	6.0%	199.8%
Overseas Schools	53.5	18.0%	(1.1)	(6.8)%	4,944.3%
Complementary Education	(12.0)	(9.1)%	39.9	32.1%	(130.2)%
Unallocated Corporate Expenses	(43.8)	—	(64.3)	—	31.7%
Total	76.2	8.7%	(4.1)	(0.8)%	1,969.3%

Operating income for the quarter was RMB76.2 million, representing a 1,969.3% increase from operating loss RMB4.1 million for the same period of the last fiscal year. Operating margin was 8.7% for the quarter, as compared to (0.8%) for the same period of the last fiscal year.

Adjusted operating income for the quarter was RMB97.4 million, representing a 327.7% increase from RMB22.8 million for the same period of the last fiscal year. Adjusted operating margin was 11.1% for the quarter, as compared to 4.5% for the same period of the last fiscal year.

Net Income and Adjusted Net Income

Net income for the quarter was RMB40.5 million, representing a 683.0% increase from RMB5.2 million for the same period of the last fiscal year.

Adjusted net income for the quarter was RMB61.7 million, representing a 92.7% increase from RMB32.0 million for the same period of the last fiscal year.

Earnings per ordinary share/ADS and Adjusted Earnings per ordinary share/ADS

Basic and diluted net income per ordinary share/ADS attributable to ordinary shareholders/ADS holders for the quarter were RMB0.39 and RMB0.39, respectively, as compared to earnings per share of RMB0.03 and RMB0.03, respectively, for the same period of the last fiscal year.

Adjusted basic and diluted net income per ordinary share/ADS attributable to ordinary shareholders/ADS holders for the quarter were RMB0.56 and RMB0.56, respectively, as compared to earnings per share of RMB0.25 and RMB0.25, respectively, for the same period of the last fiscal year.

Adjusted EBITDA

Adjusted EBITDA for the quarter was RMB152.5 million, representing a 209.4% increase from RMB49.3 million for the same period of the last fiscal year.

UNAUDITED FINANCIAL RESULTS FOR THE SIX MONTHS ENDED FEBRUARY 29, 2020

Revenue

	Six Months Ended February 29, 2020		Six Months Ended February 28, 2019		YoY
Revenue	(RMB in million)	(% of Total Revenue)	(RMB in million)	(% of Total Revenue)	% Change
Domestic K-12 Schools	1,117.2	56.5%	918.6	79.3%	21.6%
International Schools	452.5	22.9%	364.9	31.5%	24.0%
Bilingual Schools	387.7	19.6%	324.5	28.0%	19.5%
Kindergartens	277.0	14.0%	229.2	19.8%	20.8%
Overseas Schools	556.4	28.2%	16.1	1.4%	3,351.0%
Complementary Education	301.4	15.3%	223.9	19.3%	34.6%
Total	1,975.0	100.0%	1,158.6	100.0%	70.5%

Revenue for the period was RMB1,975.0 million, representing a 70.5% increase from RMB1,158.6 million for the same period of the last fiscal year.

Cost of Revenue

Cost of revenue for the period was RMB1,194.7 million, representing a 67.8% increase from RMB711.8 million for the same period of the last fiscal year.

Gross Profit, Gross Margin and Adjusted Gross Profit

	Six Months Ended February 29, 2020		Six Months Ended February 28, 2019		YoY
Gross Profit	(RMB in million)	(Margin %)	(RMB in million)	(Margin %)	% Change
Domestic K-12 Schools	469.9	42.1%	353.5	38.5%	32.9%
International Schools	194.1	42.9%	142.3	39.0%	36.5%
Bilingual Schools	158.4	40.9%	117.3	36.2%	35.0%
Kindergartens	117.4	42.4%	93.9	41.0%	25.0%
Overseas Schools	218.4	39.2%	2.1	13.2%	10,128.8%
Complementary Education	92.0	30.5%	91.2	40.7%	0.9%
Total	780.3	39.5%	446.8	38.6%	74.6%

Gross profit for the period was RMB780.3 million, representing a 74.6% increase from RMB446.8 million for the same period of the last fiscal year. Gross margin was 39.5% for the quarter, as compared to 38.6% for the same period of the last fiscal year.

Adjusted gross profit for the period was RMB802.3 million, representing a 76.5% increase from RMB454.5 million for the same period of the last fiscal year. Adjusted gross margin was 40.6% for the period, as compared to 39.2% for the same period of the last fiscal year.

Selling, General and Administrative Expenses and Adjusted SG&A Expenses (7)

	Six Months Ended February 29, 2020		Six Months Ended February 28, 2019
SG&A Expenses	(RMB in million)	(% of Total Revenue)	(RMB in million)	(% of Total Revenue)	YoY % Change
Domestic K-12 Schools	142.9	7.3%	144.5	12.4%	(1.0)%
International Schools	49.3	2.5%	52.5	4.5%	(6.1)%
Bilingual Schools	53.0	2.7%	52.3	4.5%	1.4%
Kindergartens	40.6	2.1%	39.7	3.4%	2.4%
Overseas Schools	156.1	7.9%	3.2	0.3%	4,718.5%
Complementary Education	67.9	3.4%	42.4	3.7%	60.2%
Unallocated Corporate Expenses (8)	75.3	3.8%	89.8	7.8%	(16.1)%
Total	442.2	22.4%	279.9	24.2%	58.0%

	Six Months Ended February 29, 2020		Six Months Ended February 28, 2019
Adj. SG&A Expenses (7)	(RMB in million)	(% of Total Revenue)	(RMB in million)	(% of Total Revenue)	YoY % Change
Domestic K-12 Schools	140.2	7.1%	139.3	12.0%	0.6%
International Schools	48.8	2.5%	51.7	4.5%	(5.5)%
Bilingual Schools	51.7	2.6%	50.1	4.3%	3.1%
Kindergartens	39.7	2.0%	37.5	3.2%	5.7%
Overseas Schools	156.0	7.9%	3.2	0.3%	4,718.5%
Complementary Education	67.1	3.4%	39.0	3.4%	72.0%
Unallocated Corporate Expenses (9)	58.6	3.0%	70.0	6.0%	(16.2)%
Total	421.9	21.4%	251.5	21.7%	67.8%

(7)         Adjusted SG&A expenses is defined as selling, general and administrative expenses excluding share-based compensation expense.

(8)         Unallocated corporate expenses are mainly from headquarter, including staff cost, share-based compensation expense and other office expenses.

(9)         Adjusted unallocated corporate expenses is defined as unallocated corporate expenses excluding share-based compensation expense.

Total SG&A expenses for the period were RMB442.2 million, representing a 58.0% increase from RMB279.9 million for the same period of the last fiscal year. Adjusted SG&A expenses for the period were RMB421.9 million, representing a 67.8% increase from RMB251.5 million for the same period of the last fiscal year.

Operating Income, Operating Income Margin and Adjusted Operating Income

	Six Months Ended February 29, 2020		Six Months Ended February 28, 2019		YoY
Operating Income	(RMB in million)	(Margin %)	(RMB in million)	(Margin %)	% Change
Domestic K-12 Schools	329.0	29.5%	212.9	23.2%	54.6%
International Schools	145.0	32.0%	91.7	25.1%	58.2%
Bilingual Schools	105.8	27.3%	65.6	20.2%	61.2%
Kindergartens	78.2	28.2%	55.6	24.3%	40.7%
Overseas Schools	62.3	11.2%	(1.1)	(6.8)%	5,744.3%
Complementary Education	25.7	8.5%	55.3	24.7%	(53.6)%
Unallocated Corporate Expenses	(73.5)	—	(89.0)	—	17.3%
Total	343.5	17.4%	178.1	15.4%	92.8%

Operating income for the period was RMB343.5 million, representing a 92.8% increase from RMB178.1 million for the same period of the last fiscal year. Operating margin was 17.4% for the period, as compared to 15.4% for the same period of the last fiscal year.

Adjusted operating income for the period was RMB385.7 million, representing an 80.1% increase from RMB214.2 million for the same period of the last fiscal year. Adjusted operating margin was 19.5% for the period, as compared to 18.5% for the same period of the last fiscal year.

Net Income and Adjusted Net Income

Net income for the period was RMB244.8 million, representing a 49.7% increase from RMB163.5 million for the same period of the last fiscal year.

Adjusted net income for the period was RMB287.1 million, representing a 43.9% increase from RMB199.6 million for the same period of the last fiscal year.

Earnings per ordinary share/ADS and Adjusted Earnings per ordinary share/ADS

Basic and diluted net income per ordinary share/ADS attributable to ordinary shareholders/ADS holders for the period were RMB1.98 and RMB1.97, respectively, as compared to earnings per share of RMB1.26 and RMB1.26, respectively, for the same period of the last fiscal year.

Adjusted basic and diluted net income per ordinary share/ADS attributable to ordinary shareholders/ADS holders for the period were RMB2.33 and RMB2.33, respectively, as compared to earnings per share of RMB1.55 and RMB1.55, respectively, for the same period of the last fiscal year.

Adjusted EBITDA

Adjusted EBITDA for the period was RMB505.0 million, representing an 89.3% increase from RMB266.7 million for the same period of the last fiscal year.

Cash and Working Capital

As of February 29, 2020, the Company’s cash and cash equivalents and restricted cash were RMB2,433.4 million (US$348.1 million), as compared to RMB2,426.6 million as of November 30, 2019. As of February 29, 2020, we also have short-term investments of RMB1,743.8 million (US$249.5 million). For the six months ended February 29, 2020, the Company’s capital expenditure was approximately RMB81.7 million, up 84.3% compared to the same period of the last fiscal year.

MEASURES TAKEN IN RESPONSE TO COVID-19

Established protocol for COVID-19 and in preparation for school re-openings — Beginning from February 2, 2020, we have assembled a response team led by our CEO, Derek Feng. The team led the management of monitoring the COVID-19 development, implementing the preventive health and safety measures and ensuring that response and communication protocols are faithfully followed across our school network.

Launched online courses since mid-February 2020 — Despite the postponed re-opening of schools, we have started to offer non-academic online courses in some of our schools since mid-February 2020.

Domestic Grade 1-12 started offer online academic courses — In accordance with the guidelines from Ministry of Education (“MOE”), the spring semester in all of our bilingual and international schools had begun online since early March 2020, offering academic courses through virtual classroom teaching for students. We will continue to enrich and fine-tune the online learning experience for our students and make online education available for students in our kindergartens. In addition, we have launched free online open classes since February, followed by fee-based open classes since March 2020, to deliver premium and tailored courses to students both within and outside of our school network, which have attracted over 50,000 audience accumulatively.

Grade 9/12 students returned to campus — Following directives from local MOE of provinces where our schools are located, our students of graduating classes (Grades 9 and 12) have returned to campus since mid-March 2020. Students of other grades in primary and secondary schools began to return to campus in batches since early-April 2020 and the majority of our students of other grades are expected to return to campus by mid-May 2020. We will consider to extend the school days into weekends and the summer break to catch up with the teaching plans after the Company re-opens our schools.

Schools closed in UK and delay the re-opening of Boston school — For our overseas operations, the Company has followed the mandates from public health officials and government agencies to close all of our schools in UK since March 20, 2020 and delayed the spring semester for our Boston school. We are providing online education to minimize disruptions and enable our students to continue to learn and grow. The teams across our global network are in close collaboration to enhance online offerings and epidemic surveillance.

Charitable cause in China — Bright Scholar is very committed to its social responsibilities as a corporation. As of April 1, 2020, 20 of our schools across four provinces (Guangdong, Jiangsu, Guizhou and Hebei) have confirmed to offer tuition fee discounts to parents who are medical staff.

REVISED GUIDANCE FOR FISCAL YEAR ENDING AUGUST 31, 2020

Due to the uncertainties surrounding the impact of COVID-19, the Company is revising its guidance for the 2020 fiscal year and expects its revenue to be in a range of RMB3.37 billion and RMB3.47 billion for the 2020 fiscal year, representing a year-over-year growth of 31% to 35%, and its average student enrolment to be between approximately 51,800 and 52,800, representing a year-over-year increase of 11% to 13%.

This guidance is based on the current market and operating conditions and reflects the Company’s current and preliminary estimates of such market and operating conditions and market demand, which are all subject to change.

CONFERENCE CALL

BEDU’s management will host a conference call at 8:00 am US Eastern Time (8:00 pm Beijing/Hong Kong Time) on April 29, 2020 to discuss its quarterly results and recent business activities.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time:

Mainland China:	4001-201-203
Hong Kong:	852-301-84992
United States:	1-888-346-8982
Canada Toll Free:	1-855-669-9657
International:	1-412-902-4272

*No passcode is required for the call. Please request to join Bright Scholar Education Holdings Ltd.’s call as you dial in.

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.brightscholar.com/.

Following the earnings conference call, an archive of the call will be available by dialling:

United States:	1-877-344-7529
International:	1-412-317-0088
Canada Toll Free:	855-669-9658
Replay Passcode:	10142050
Replay End Date:	May 06, 2020

CONVENIENCE TRANSLATION

The Company’s business is primarily conducted in China and the significant majority of revenue generated are denominated in Renminbi (“RMB”). However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the prevailing exchange rates at the balance sheet date, for the convenience of readers. Translations of balances in the condensed consolidated balance sheets, and the related condensed consolidated statements of operations, and cash flows from RMB into U.S. dollars as of and for the quarter and six-month period ended February 29, 2020 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.9906, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on February 28, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on February 29, 2020 or at any other rate.

NON-GAAP FINANCIAL MEASURES

In evaluating our business, we consider and use certain non-GAAP measures, including primarily adjusted EBITDA, adjusted net income/(loss), adjusted gross profit/(loss), adjusted SG&A, adjusted operating income/(loss), adjusted net earnings per share attributable to ordinary shareholders basic and diluted as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted gross profit/(loss) as gross profit/(loss) excluding amortization of intangible assets and adjusted gross margin as adjusted gross profit/(loss) divided by revenue. We define adjusted EBITDA as net income/(loss) excluding interest income, net; income tax expense/benefit; depreciation and amortization; share-based compensation expense, and adjusted EBITDA margin as adjusted EBITDA divided by revenue. We define adjusted net income/(loss) as net income/(loss) excluding share-based compensation expense and amortization of intangible assets and adjusted net margin as adjusted net income/(loss) divided by revenue. We define adjusted SG&A as selling, general and administration expense excluding share-based compensation expense. We define adjusted operating income/(loss) as net operating income/(loss) excluding share-based compensation expense and amortization of intangible assets and adjusted operating margin as adjusted operating income/(loss) divided by revenue. Additionally, we define adjusted net earnings per share attributable to ordinary shareholders, basic and diluted, as adjusted net income/(loss) attributable to ordinary shareholders (net income/(loss) to ordinary shareholders excluding share-based compensation expense and amortization of intangible assets) divided by the weighted average number of basic and diluted ordinary shares or American depositary shares (each an “ADS”), each representing one Class A ordinary share of the Company, on an as-converted basis.

We incur amortization expense of intangible assets related to various acquisitions that have been made in recent years. These intangible assets are valued at the time of acquisition and are then amortized over a period of several years after the acquisition. We believe that exclusion of these expenses allows greater comparability of operating results that are consistent over time for the Company’s newly-acquired and long-held business as the related intangibles does not have significant connection to the growth of the business. Therefore, we provide additional exclusion of amortization of intangible assets to redefine adjusted operating income/(loss), adjusted net income/(loss), and adjusted net earnings per share attributable to ordinary shareholders, basic and diluted.

We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Such non-GAAP measures include adjusted EBITDA, adjusted net income/(loss), adjusted gross profit/(loss), adjusted SG&A, adjusted operating income/(loss), adjusted net earnings per share attributable to ordinary shareholders basic and diluted. Non-GAAP financial measures enable our management to assess our operating results without considering the impact of non-cash charges, including depreciation and amortization and share-based compensation expense, and without considering the impact of non-operating items such as interest income, net; income tax expense/benefit and share-based compensation expense and amortization of intangible assets. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Interest income, net; income tax expense/benefit; depreciation and amortization; and share-based compensation expense, have been and may continue to be incurred in our business and are not reflected in the presentation of these non-GAAP measures, including adjusted EBITDA or adjusted net income/(loss). Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

About Bright Scholar Education Holdings Limited

Bright Scholar is a global premier education service company, dedicated to providing quality international education to global students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education. Bright Scholar also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. As of February 29, 2020, Bright Scholar operated 80 schools across ten provinces in China and eight schools overseas, covering the breadth of K-12 academic needs of its students. In the six months ended February 29, 2020, Bright Scholar had an average of 51,879 students enrolled at its schools.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

GCM Strategic Communications

Email: BEDU.IR@gcm.international

Media Contact:

Email: media@brightscholar.com

Phone: +86-757-6683-2507

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	As of
	August 31,	February 29,
	2019	2020
	RMB	RMB	USD

ASSETS
Current assets
Cash and cash equivalents	3,246,995	1,501,069	214,727
Restricted cash	18,019	930,969	133,174
Short-term investments (1)	241,270	1,743,837	249,455
Accounts receivable	21,528	32,307	4,621
Amounts due from related parties	10,652	21,769	3,114
Other receivables, deposits and other assets	177,150	219,560	31,409
Inventories	26,234	28,007	4,006
Total current assets	3,741,848	4,477,518	640,506
Restricted cash - non current	—	1,400	200
Property and equipment, net	899,510	1,085,838	155,328
Land use rights, net	88,204	87,140	12,465
Intangible assets, net	552,011	590,865	84,523
Goodwill	2,090,078	2,256,150	322,741
Long-term investments	28,455	28,575	4,088
Prepayment for construction contract	5,251	3,602	515
Deferred tax assets, net	30,333	21,685	3,102
Deposit for acquisition	338,585	—	—
Other non-current assets	13,362	12,210	1,747
Operating lease right-of-use assets (2)	—	2,045,831	292,654
Total non-current assets	4,045,789	6,133,296	877,363

TOTAL ASSETS	7,787,637	10,610,814	1,517,869

(1)         As of February 29, 2020, part of short-term investments principal are guaranteed by related parties of the Company.

(2)         During this quarter, the Company revised the discount rate applied for certain leases at date of transition of the new lease accounting standard.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS-CONTINUED

(Amounts in thousands)

	As of
	August 31,	February 29,
	2019	2020
	RMB	RMB	USD
LIABILITIES AND EQUITY
Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Bright Scholar Education of RMB 32,842 and RMB 38,878 as of August 31, 2019 and February 29, 2020, respectively)	94,295	98,912	14,149
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to Bright Scholar Education of RMB 76,117 and RMB 82,525 as of August 31, 2019 and February 29, 2020, respectively)	110,038	116,385	16,649
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Bright Scholar Education of RMB 364,734 and RMB 283,664 as of August 31, 2019 and February 29, 2020, respectively)	615,082	498,499	71,310
Short term loan	50,000	803,800	114,983
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Bright Scholar Education of RMB 50,968 and RMB 41,171 as of August 31, 2019 and February 29, 2020, respectively)	93,479	121,719	17,412
Contract liabilities (including contract liabilities of the consolidated VIEs without recourse to Bright Scholar Education of RMB 1,157,774 and RMB 1,004,562 as of August 31, 2019 and February 29, 2020, respectively)	1,529,137	1,350,715	193,219
Refund liabilities (including refund liabilities of the consolidated VIEs without recourse to Bright Scholar Education of RMB 19,132 and RMB 15,215 as of August 31, 2019 and February 29, 2020, respectively)	20,259	16,001	2,289
Operating lease liabilities (2) (including operating lease liabilities of the consolidated VIEs without recourse to Bright Scholar Education of nil and RMB 26,522 as of August 31, 2019 and February 29, 2020, respectively)	—	205,637	29,416
Total current liabilities	2,512,290	3,211,668	459,427
Non-current portion of deferred revenue (including non-current portion of deferred revenue of the consolidated VIEs without recourse to Bright Scholar Education of nil and RMB 2,080 as of August 31, 2019 and February 29, 2020, respectively)	—	4,007	573
Deferred tax liabilities, net (including deferred tax liabilities of the consolidated VIEs without recourse to Bright Scholar Education of RMB 35,895 and RMB 33,864 as of August 31, 2019 and February 29, 2020, respectively)	53,689	61,180	8,752
Other non-current liability due to related parties (including non-current liabilities due to related parties of the consolidated VIEs without recourse to Bright Scholar Education of RMB 21,736 and RMB 20,924 as of August 31, 2019 and February 29, 2020, respectively)	21,736	20,924	2,993
Other non-current liability due to third parties (including non-current liabilities due to third parties of the consolidated VIEs without recourse to Bright Scholar Education of RMB 7,621 and RMB 10,511 as of August 31, 2019 and February 29, 2020, respectively)	10,654	12,618	1,805
Bonds payable	2,106,000	2,063,902	295,240
Long term loan (including long term loan of the consolidated VIEs without recourse to Bright Scholar Education of nil and RMB 85,000 as of August 31, 2019 and February 29, 2020, respectively)	—	85,000	12,159
Operating lease liabilities (2) (including operating lease liabilities of the consolidated VIEs without recourse to Bright Scholar Education of nil and RMB 243,213 as of August 31, 2019 and February 29, 2020, respectively)	—	1,864,041	266,650
Total non-current liabilities	2,192,079	4,111,672	588,172

TOTAL LIABILITIES	4,704,369	7,323,340	1,047,599

(1)         As of February 29, 2020, part of short-term investments principal are guaranteed by related parties of the Company.

(2)         During this quarter, the Company revised the discount rate applied for certain leases at date of transition of the new lease accounting standard.

	As of
	August 31,	February 29,
	2019	2020
	RMB	RMB	USD
EQUITY
Share capital	8	8	1
Additional paid-in capital	2,105,189	2,019,011	288,818
Statutory reserves	64,945	64,945	9,290
Accumulated other comprehensive income	78,955	129,255	18,490
Accumulated retained earnings	472,339	710,385	101,620
Shareholders’ equity	2,721,436	2,923,604	418,219
Non-controlling interests	361,832	363,870	52,051
Total equity	3,083,268	3,287,474	470,270

TOTAL LIABILITIES AND EQUITY	7,787,637	10,610,814	1,517,869

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for shares and per share data)

	Three Months Ended February 28/29,			Six Months Ended February 28/29,
	2019	2020		2019	2020
	RMB	RMB	USD	RMB	RMB	USD
Revenue	508,768	877,041	125,460	1,158,620	1,974,994	282,521
Cost of revenue	(358,513)	(570,493)	(81,609)	(711,777)	(1,194,695)	(170,900)

Gross profit	150,255	306,548	43,851	446,843	780,299	111,621
Selling, general and administrative expenses	(158,268)	(232,303)	(33,231)	(279,902)	(442,233)	(63,261)
Other operating income	3,936	1,967	282	11,192	5,386	771

Operating (loss) /income	(4,077)	76,212	10,902	178,133	343,452	49,131
Interest income/(expense), net	9,964	(33,630)	(4,811)	22,209	(63,218)	(9,043)
Investment income	4,703	20,560	2,942	10,143	41,592	5,949
Other expenses	(2,403)	(3,772)	(540)	(3,427)	(130)	(19)

Income before income taxes and share of equity in income of unconsolidated affiliates	8,187	59,370	8,493	207,058	321,696	46,018
Income tax expense	(3,007)	(18,676)	(2,672)	(43,604)	(76,691)	(10,971)
Share of equity in (loss)/income of unconsolidated affiliates	(9)	(206)	(29)	16	(233)	(33)

Net income	5,171	40,488	5,792	163,470	244,772	35,014

Net (loss)/income attributable to non-controlling interests	1,389	(6,272)	(897)	7,100	6,726	962

Net income attributable to ordinary shareholders	3,782	46,760	6,689	156,370	238,046	34,052

Net earnings per share attributable to ordinary shareholders
—Basic	0.03	0.39	0.06	1.26	1.98	0.28
—Diluted	0.03	0.39	0.06	1.26	1.97	0.28

Weighted average shares used in calculating net earnings per ordinary share:
—Basic	122,961,621	120,433,903	120,433,903	123,928,537	120,509,241	120,509,241
—Diluted	123,034,471	120,457,212	120,457,212	123,994,828	120,545,763	120,545,763

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Three Months Ended February 28/29,			Six Months Ended February 28/29,
	2019	2020		2019	2020
	RMB	RMB	USD	RMB	RMB	USD
Net cash generated from operating activities	554,356	499,491	71,452	260,723	99,734	14,267

Net cash used in investing activities	(214,605)	(1,136,022)	(162,507)	(537,409)	(1,542,434)	(220,644)

Net cash (used in)/generated from financing activities	(194,344)	654,823	93,672	(342,563)	653,640	93,503

Effect of exchange rate changes on cash	(50,827)	(11,404)	(1,631)	(21,934)	(42,516)	(6,082)

Net change in cash and cash equivalents, and restricted cash	94,580	6,888	986	(641,183)	(831,576)	(118,956)

Cash and cash equivalents, and restricted cash at beginning of the period	2,428,318	2,426,550	347,116	3,164,081	3,265,014	467,058

Cash and cash equivalents, and restricted cash at end of the period	2,522,898	2,433,438	348,102	2,522,898	2,433,438	348,102

Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands, except for shares and per share data)

	Three Months Ended February 28/29,			Six Months Ended February 28/29,
	2019	2020		2019	2020
	RMB	RMB	USD	RMB	RMB	USD
Gross profit	150,255	306,548	43,851	446,843	780,299	111,621
Add: Amortization of intangible assets	4,965	10,955	1,567	7,645	21,995	3,146

Adjusted gross profit	155,220	317,503	45,418	454,488	802,294	114,767

Operating (loss)/ income	(4,077)	76,212	10,902	178,133	343,452	49,131
Add: Share-based compensation expense	21,893	10,267	1,469	28,442	20,299	2,904
Add: Amortization of intangible assets	4,965	10,955	1,567	7,645	21,995	3,146

Adjusted operating income	22,781	97,434	13,938	214,220	385,746	55,181

Net income	5,171	40,488	5,792	163,470	244,772	35,014
Add: Share-based compensation expense	21,893	10,267	1,469	28,442	20,299	2,904
Add: Amortization of intangible assets	4,965	10,955	1,567	7,645	21,995	3,146

Adjusted net income	32,029	61,710	8,828	199,557	287,066	41,064

Net income attributable to ordinary shareholders	3,782	46,760	6,689	156,370	238,046	34,052
Add: Share-based compensation expense	21,893	10,267	1,469	28,442	20,299	2,904
Add: Amortization of intangible assets	4,965	10,955	1,567	7,645	21,995	3,146

Adjusted net income attributable to ordinary shareholders	30,640	67,982	9,725	192,457	280,340	40,102

Net income	5,171	40,488	5,792	163,470	244,772	35,014
Less: Interest income/(expense), net	9,964	(33,630)	(4,811)	22,209	(63,218)	(9,043)
Add: Income tax expense	3,007	18,676	2,672	43,604	76,691	10,971
Add: Depreciation and amortization	29,159	49,390	7,065	53,370	99,970	14,301
Add: Share-based compensation expense	21,893	10,267	1,469	28,442	20,299	2,904

Adjusted EBITDA	49,266	152,451	21,809	266,677	504,950	72,233

Selling, general and administrative expenses	158,268	232,303	33,231	279,902	442,233	63,261
Less: Share-based compensation expense	21,893	10,267	1,469	28,442	20,299	2,904

Adjusted selling, general and administrative expenses	136,375	222,036	31,762	251,460	421,934	60,357

Weighted average shares used in calculating earnings per ordinary share:
—Basic	122,961,621	120,433,903	120,433,903	123,928,537	120,509,241	120,509,241
—Diluted	123,034,471	120,457,212	120,457,212	123,994,828	120,545,763	120,545,763

Adjusted net earnings per share attributable to ordinary shareholders
—Basic	0.25	0.56	0.08	1.55	2.33	0.33
—Diluted	0.25	0.56	0.08	1.55	2.33	0.33